Free Writing Prospectus No. U6723 filed pursuant to Rule 433 dated May 10, 2022 / Registration Statement No. 333-238458-02

Auto-Callable Contingent Income Securities Based on the Performance of the Worst Performing of Three Underlyings due August 15, 2024

Principal at Risk Securities

The Auto-Callable Contingent Income Securities are unsecured notes issued by Credit Suisse AG

You should read the accompanying preliminary pricing supplement dated May 10, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	S&P 500® Index, Russell 2000® Index and Nasdaq-100 Index®
Principal Amount:	$1,000 per security
Trade Date:	May 11, 2022
Settlement Date:	May 16, 2022
Valuation Date:	August 12, 2024
Maturity Date:	August 15, 2024
Redemption Amount:

If the securities have not previously been automatically redeemed, on the Maturity Date investors will receive a Redemption Amount determined as follows:

•    If the Final Level of the Worst Performing Underlying is greater than or equal to its Downside Threshold Level: the Principal Amount, and the Contingent Coupon with respect to the Valuation Date.

•    If the Final Level of the Worst Performing Underlying is less than its Downside Threshold Level: (i) the Principal Amount multiplied by (ii) the Underlying Return of the Worst Performing Underlying. In this case, the Redemption Amount will be less than $750 per $1,000 principal amount of securities. You could lose your entire investment.

Contingent Coupons:

Subject to Automatic Redemption, if, on any Observation Date the closing level of each Underlying is greater than or equal to its respective Coupon Barrier Level, we will pay a Contingent Coupon at an annual rate of 11.65% (corresponding to $29.125 per period per security and to be determined on the Trade Date) on the immediately following Contingent Coupon Payment Date.

If on any Observation Date, the closing level of any Underlying is less than its respective Coupon Barrier Level, no Contingent Coupon will be paid with respect to that Observation Date.

Automatic Redemption:	If an Early Redemption Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the Principal Amount and the Contingent Coupon payable on the immediately following Contingent Coupon Payment Date.
Early Redemption Event:	Occurs if, on any Observation Date scheduled to occur on or after November 11, 2022 (other than the Valuation Date), the closing level of each Underlying on such Observation Date is equal to or greater than its respective Early Redemption Level.
Early Redemption Level:	Expected to be 100% of the Initial Level
Coupon Barrier Level:	Expected to be 75% of the Initial Level
Downside Threshold Level:	Expected to be 75% of the Initial Level
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Underlying Return:	With respect to each Underlying, the Final Level of such Underlying divided by its Initial Level.
Worst Performing Underlying:	The Underlying with the lowest Underlying Return
CUSIP / ISIN:	22553PWZ8 / US22553PWZ88
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1053092/ 000095010322008179/dp172808_424b2-u6723.htm

Observation Dates	Contingent Coupon Payment Dates
August 11, 2022	August 16, 2022
November 11, 2022	November 16, 2022
February 13, 2023	February 16, 2023
May 11, 2023	May 16, 2023
August 11, 2023	August 16, 2023
November 13, 2023	November 16, 2023
February 12, 2024	February 15, 2024
May 13, 2024	May 16, 2024
August 12, 2024 (Valuation Date)	August 15, 2024 (Maturity Date)

Hypothetical Redemption Amount At Maturity*

The Securities Have Not Been Automatically Redeemed
Underlying Return	Redemption Amount	Total Return on Securities
50%	$1,000	0%
40%	$1,000	0%
30%	$1,000	0%
20%	$1,000	0%
10%	$1,000	0%
0%	$1,000	0%
-10%	$1,000	0%
-20%	$1,000	0%
-25%	$1,000	0%
-26%	$740	-26%
-30%	$700	-30%
-40%	$600	-40%
-50%	$500	-50%
-60%	$400	-60%

*Does not include the final coupon, if any

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $975 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlyings (including historical information relating to the Underlyings), the terms of the securities and certain risks.

About Your Securities

The Auto-Callable Contingent Income Securities due August 15, 2024 based on the performance of the worst performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index®, which we refer to as the securities, provide an opportunity for investors to earn a Contingent Coupon at an annual rate of 11.65% (corresponding to $29.125 per period per security and to be determined on the Trade Date) but only if the closing level of each Underlying on the applicable Observation Date is greater than or equal to 75% of its respective Initial Level, which we refer to as its Coupon Barrier Level. It is possible that the closing levels of one or more Underlyings could be below their respective Coupon Barrier Levels on most or all of the Observation Dates throughout the entire term of the securities so that you may receive few or no Contingent Coupons during the entire term of the securities. In addition, if the closing level of each Underlying is greater than or equal to its Initial Level on any Observation Date scheduled to occur on or after November 11, 2022 (other than the Valuation Date), the securities will be automatically redeemed for an amount per security equal to the Principal Amount plus the Contingent Coupon payable on the immediately following Contingent Coupon Payment Date.

If the securities have not been previously automatically redeemed and the Final Level of the Worst Performing Underlying is greater than or equal to 75% of its Initial Level, which we refer to as its Downside Threshold Level, the Redemption Amount will be the Principal Amount and, because the Final Level of the Worst Performing Underlying is greater than or equal to its Coupon Barrier Level, the Contingent Coupon with respect to the Valuation Date. However, if the Final Level of the Worst Performing Underlying is less than its Downside Threshold Level, investors will be fully exposed to the decline in the Worst Performing Underlying over the term of the securities and will receive a Redemption Amount that is significantly less than the Principal Amount, in proportion to the decline in the Worst Performing Underlying from its Initial Level to its Final Level. In this scenario, the value of any such payment will be less than 75% of the Principal Amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any Contingent Coupons. In addition, investors will not participate in any appreciation of any Underlying.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 10, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. I–B dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011955/dp130588_424b2-ps1b.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying pricing supplement, any accompanying underlying supplement, product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal

•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms

•	The securities will not pay more than the Principal Amount plus Contingent Coupons, if any

•	The securities do not provide for regular fixed interest payments

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss

•	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk

•	An Automatic Redemption would eliminate your opportunity to be paid Contingent Coupons over the full term of the securities

•	Whether a Contingent Coupon will be paid on a Coupon Payment Date will depend on the closing levels of the Underlyings on the related Observation Date

•	Investors will not participate in any appreciation in the level of any of the Underlyings

•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlyings

•	You will be subject to risks relating to the relationship between the Underlyings

•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small capitalization companies

•	Foreign company risk

•	No ownership rights in the Underlyings

•	Adjustments to the Underlyings could adversely affect the value of the securities

•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities

Risks Relating to the Issuer

•	The securities are subject to the credit risk of Credit Suisse

•	Credit Suisse is subject to Swiss regulation

Risks Relating to Conflicts of Interest

•	Hedging and trading activity

•	Potential conflicts

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities

•	The estimated value of the securities on the Trade Date may be less than the Price to Public

•	Effect of interest rate in structuring the securities

•	Secondary market prices

•	Lack of liquidity

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.